1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 25, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Continuing Connected Transactions

Entering into Financial Services Agreement

with Yankuang Group Finance

Entering into the Financial Services Agreement

On 22 March 2013, the Company entered into the Financial Services Agreement with Yankuang Group Finance.

Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in provision of corporate financial services.

Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding approximately 52.86% of the issued share capital of the Company as at the date of this announcement. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services including the maximum daily deposit balance under the Financial Services Agreement exceed 0.1% but are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of the provision of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services (including note discounting services and settlement services) by Yankuang Group Finance to the Group, the Company expects that the total annual fees payable to Yankuang Group Finance by the Group in each financial year would not exceed RMB28.54 million (equivalent to approximately HK$35.235million). As each of the applicable percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Yankuang Group Finance to the Group is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Introduction

On 22 March 2013, the Company entered into the Financial Services Agreement with Yankuang Group Finance.

Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

According to Chapter 14A of the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is one of a number of financial institutions providing financial services to the Group.

The Financial Services Agreement

Date

22 March 2013

Parties

(1) the Company; and

(2) Yankuang Group Finance

Effective Date and Term

The Financial Services Agreement shall become effective upon execution by the legal representatives or authorized representatives of the parties with retrospective effect from 1 January 2013 and remain valid until 31 March 2014.

Major Terms

1.	Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for the provision of financial services and to decide the financial institution for deposit services and loan services as well as the amounts involved in such services based on its own business needs.

2.	Yankuang Group Finance positions the Group as its key customer and undertakes that the terms for the provision of financial services to the Group shall, at any time, be no less favorable than those for similar services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank and other banks (“Major Commercial Banks in the PRC”).

3.	Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above principles:

(1)	Deposit Services

The maximum daily balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance shall not exceed RMB2.15 billion (equivalent to approximately HK$2.654 billion) in each financial year.

The interest rate for the Group’s deposit with Yankuang Group Finance shall be no less than the interest rate promulgated by the People’s Bank of China for the same type of deposit for the same period, or the interest rate offered by the Major Commercial Banks in PRC for the same type of deposit for the same period, or the interest rate offered by Yankuang Group Finance to other group members of Yankuang Group for the same type of deposit for the same period.

(2)	Comprehensive Credit Facility Services

Yankuang Group Finance shall provide comprehensive credit facilities with an annual limit of RMB2.0 billion (equivalent to approximately HK$2.47 billion) (including accrued interests) to the Group;

The interest rate for the loan to be provided by Yankuang Group Finance to the Group shall be no more than the interest rate offered by the Major Commercial Banks in the PRC for the comparable loan for the same period. Yankuang Group Finance shall provide the loans to the Group on normal commercial terms and no security over the assets of the Company will be required.

(3)	Miscellaneous Financial Services, including

(a)	note discounting services: the rate for the note discounting services to be offered by Yankuang Group Finance to the Group shall be no more than the rate for note discounting services provided by the Major Commercial Banks in the PRC, and the annual fees payable for such note discounting services shall not exceed RMB20.94 million (equivalent to approximately HK$25.86 million);

(b)	settlement services: Yankuang Group Finance will provide fund payment and receipt services as well as other ancillary services related to settlement services to the Group through the Company’s settlement accounts with Yankuang Group Finance, and the annual fees payable for such settlement service shall not exceed RMB7.60 million (equivalent to approximately HK$9.39 million);

(c)	bill acceptance services, financial and financing consultation, credit certification and related consultation, agency services and other businesses approved by the CBRC.

The fees charged by Yankuang Group Finance for the provision of aforesaid miscellaneous financial services to the Group shall comply with the relevant prescribed rates determined by the People’s Bank of China or the CBRC (if applicable). In addition, such fees shall be no more than those charged by the Major Commercial Banks in the PRC for the provision of comparable financial services to the Group.

Capital Risk Control Measures

To protect the interests of the shareholders of the Company, Yankuang Group Finance made the following statements and warranties under the Financial Services Agreement in relation to the control of the Group’s capital risk exposure:

1.	Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

2.	Yankuang Group Finance will ensure that it will strictly comply with the risk monitoring indicators and guidelines for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

3.	Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

4.	copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

5.	monthly financial statements of Yankuang Group Finance will be provided to the Group within ten working days from the beginning of the following month;

6.	the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the PRC Company Law and the articles of association of Yankuang Group Financial; and

7.	Yankuang Group Finance shall notify the Group immediately on the occurrence of any circumstance that may jeopardize the safety of the Group’s deposits or other situations in which the safety of Group’s funds held by Yankuang Group Finance may potentially be affected. The Group has the right to withdraw all deposits.

The Board considers that the above capital risk control measures adopted by the Company in respect of the continuing connected transactions contemplated under the Financial Services Agreement are appropriate and that such procedures and measures will give sufficient assurance to the shareholders that such continuing connected transactions will be appropriately monitored by the Company.

Reasons and Benefits for Entering into the Financial Services Agreement

The	reasons for the Company to enter into the Financial Services Agreement with Yankuang Group Finance are as follows:

1.	the deposit interest rate offered and the fees charged by the Yankuang Group Finance for the provision of comprehensive credit facility services and miscellaneous financial services to the Group is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable financial services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable financial services to other members of Yankuang Group;

2.	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks associated with Yankuang Group Finance is relatively low;

3.	the Company directly holds 25% equity interest inYankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance.

The transactions contemplated under the Financial Services Agreement are expected to optimize the Group’s financial management, increase the efficiency of fund utilization and reduce the cost of financing and the financing risks. They will not be detrimental to the interests of the Company nor will they affect the independence of the Company.

Historical Amount, Proposed Cap and Reasons

Deposit Services

For the two financial years ended 31 December 2011 and 31 December 2012, the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreement was RMB1.82 billion (equivalent to approximately HK$2.247 billion). As at 31 December 2011 and 31 December 2012, the balance of the deposits (including accrued interests) of the Group with Yankuang Group Finance was approximately RMB1.82 billion (equivalent to approximately HK$2.247 billion) and approximately RMB1.72 billion (equivalent to approximately HK$2.123 billion), respectively.

The Board, having considered (1) the future business development plan and financial requirements of the Group; (2) the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreement and the historical amounts of the actual deposits of the Group for the years 2011 and 2012; and (3) the estimated future cash flow of the Group, proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Financial Services Agreement shall not exceed RMB2.15 billion (equivalent to approximately HK$2.654 billion) for the year 2013 and the three months ending 31 March 2014.

Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding approximately 52.86% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Financial Services Agreement exceed 0.1% but are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

In respect of the provision of miscellaneous financial services including the note discounting services and settlement services by Yankuang Group Finance to the Group, the Company expects that the total annual fees payable to Yankuang Group Finance by the Group in each financial year will not exceed RMB28.54 million in aggregate (equivalent to approximately HK$35.235 million). As each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Yankuang Group Finance to the Group is exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

General

The Financial Services Agreement and the transactions contemplated thereunder were approved in the twelfth meeting of the fifth session of the Board held on 22 March 2013.

At the aforesaid board meeting, Mr. Wang Xin, Mr. Li Weimin, Mr. Zhang Yingmin and Mr. Shi Xuerang, being the Directors, are also senior management members of Yankuang Group. They have, therefore, abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Directors (including independent non-executive Directors) consider that the Financial Services Agreement was negotiated on arm’s length basis and is on normal commercial terms. The terms of the Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) and the fees charged for such financial services are also fair and reasonable and are in the interests of the Company and the shareholders as a whole.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“CBRC”	China Banking Regulatory Commission;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Financial Services Agreement”	the financial services agreement of Yankuang Group Finance and the Company entered into between the Company and Yankuang Group Finance on 22 March 2012;

“Former Financial Services Agreement”	the financial services agreement of Yankuang Group Finance and the Company entered into between the Company and Yankuang Group Finance on 19 August 2011;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding approximately 52.86% of the total issued share capital of the Company as at the date of this announcement;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

“%”	Percentage

Note: Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.81 for the purposes of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong Province, the PRC

22 March 2013

As at the date of this announcement, the Directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC